EXHIBIT 99.1

For Immediate Release	Date: December 4, 2018
18-44-TR

Teck Announces US$1.2 Billion Quebrada Blanca Transaction
QB2 Construction to Proceed

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Sumitomo Metal Mining Co., Ltd. (“SMM”) and Sumitomo Corporation (“SC”) have agreed to acquire a 30% indirect interest in Compañia Minera Teck Quebrada Blanca S.A. (“QBSA”), which owns the Quebrada Blanca Phase 2 (“QB2”) project. The Teck board has also approved the QB2 project for full construction, with first production targeted for the second half of 2021.

The consideration payable by SMM and SC consists of:
•	US$1.2 billion contribution for a 30% indirect interest in QBSA
o	US$800 million earn-in contribution
o	US$400 million matching contribution
•	US$50 million to Teck upon QB2 achieving optimized target mill throughput of 154ktpd by December 31, 2025, subject to adjustment
•	Contingent contribution of 12% of the incremental NPV of a major expansion project (“QB3”) upon approval of construction, subject to adjustment
o	8% contingent earn-in contribution
o	4% matching contribution
“QB2 is one of the world’s premier undeveloped copper assets and this transaction further confirms the value of the project,” said Don Lindsay, President and CEO of Teck. “This partnership significantly de-risks Teck’s investment in the project, enhances our project economics and preserves our ability to continue to return capital to shareholders and reduce bonds currently outstanding.”

The combination of proceeds from the transaction and proposed project financing reduces Teck’s share of equity contributions toward the un-escalated US$4.739 billion1 estimated capital cost of the QB2 project to US$693 million2 with Teck’s first contributions not required until late 2020. In light of the

(1)
On a 100% go forward basis from January 1, 2019 in constant Q2 2017 dollars and a CLP:USD exchange rate of 625, not including escalation (estimated at US$300 - $470 million based on 2 - 3% per annum inflation), working capital or interest during construction. Includes approximately US$500 million in contingency. At current spot CLP/USD rate of approximately 675 capital would be reduced by approximately US$270 million.

(2)
On a go forward basis from January 1, 2019. Assumes US$2.5 billion in project finance loans and without deduction of fees and interest during construction, and US$1.2 billion contribution from SMM and SC.

significant reduction in QB2 funding required from Teck due to the transaction proceeds and Teck’s reduced project interest, the Teck Board will consider an additional return of capital to shareholders following closing of the transaction.

“QB2 will be a long life, low-cost operation with major expansion potential, including the option to double production or more, to become a top five global copper producer,” said Lindsay. “The copper growth from QB2 will, over time, help to balance our portfolio so that the contribution of our copper business could be similar to our world-class steelmaking coal business.”

Added Lindsay: “We are delighted to have Sumitomo Metal Mining and Sumitomo Corporation as partners and we look forward to building on our long and productive history of working together.”

Transaction highlights:
•	Implied value ascribed to Teck’s 90% share of QB of approximately US$3 billion
•	Reduces Teck’s estimated share of remaining equity contributions to US$693 million[2], with no Teck cash contributions expected between closing and late 2020
•
Based on the partner contribution and funding structure, expected IRR for Teck of between 19 - 24% post-tax on an unlevered basis and between 30 - 40% on a levered basis giving effect to project financing[3]

•	Capital expenditures for QB2, after project finance proceeds and initial SMM/SC contribution, to be funded two-thirds Teck, one-third SMM/SC; Enami has 10% non-funding interest
•	Post-transaction project ownership: 60% Teck, 30% SMM/SC, 10% Enami

Project highlights:
•	316,000 tonnes of copper equivalent production[4] per year for the first five full years of mine life; top 20 global copper producer
•	Low all-in sustaining costs (“AISC”) of US$1.38 and C1 costs of US$1.28 per payable pound of copper produced during the first five full years of mine life
•	Initial mine life of 28 years utilizing less than 25% of the current reserve and resource; vast deposit with extension and expansion potential
•	Launching a scoping study to assess QB3 development options with potential to double production or more, which would make the mine a top 5 global copper producer
•	Positioned for construction with strong and experienced execution team in place, major permits in hand, engineering nearly 80% complete, and contracting and procurement well advanced
•
Demonstrated, industry-leading technology to enhance safety, productivity and sustainability, including an integrated operations centre located in Santiago, autonomous haulage fleet, and the first large-scale use of desalinated seawater in the Tarapacá Region to eliminate freshwater use in operations

(3)
Sanction Case economics; see below for further details. Range based on copper price of US$3.00 - $3.50/lb. Sanction Case includes 199Mt inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserve. Inferred resources are subject to greater uncertainty than measured or indicated resources and it cannot be assumed that they will be successfully upgraded to measured and indicated through further drilling.

(4)	Copper equivalent production calculated assuming US$3.00/lb copper, US$10.00/lb molybdenum and US$18.00/oz silver without adjusting for payability.

About the Transaction
SMM and SC are investing through a jointly held entity (creating attributable interests in QBSA of 25% SMM and 5% SC). They will make an initial subscription payment of US$1.2 billion to acquire a 33.33% interest in a special purpose entity (“JVco”) that will hold a 90% common share interest in QBSA. Of that amount, US$800 million is payable on closing and US$400 million is payable as and when funds are required for QB2 project development.

SMM/SC have agreed to make a supplemental payment to Teck of US$50 million if QB2 mill throughput reaches 154,000 tonnes per day prior to the earlier of the sanctioning of a major expansion or December 31, 2025. SMM/SC have also agreed to make a supplemental payment if they elect to participate in the funding of QB3, if it is sanctioned before December 31, 2031, by contributing an additional amount equal to 8% of the incremental net present value of QB3 at the expansion sanction date in addition to their pro rata share of expansion project costs. If SMM/SC elect not to participate in the expansion, their interest in JVco (and consequently their indirect interest in QBSA) will be diluted on a basis that effectively gives Teck 100% of the incremental value of the expansion, as between Teck and SMM/SC. Both supplemental payments are subject to downward adjustment in the event that QB2 mill throughput and copper recoveries do not meet certain targets.

Closing of the transaction is subject to customary conditions precedent, including receipt of necessary regulatory approvals, and is expected to occur before the end of April 2019.

QBSA will use the initial proceeds of the transaction to fund construction of the QB2 project, which the Teck board has now sanctioned for full construction. After the transaction proceeds have been expended, Teck and SMM/SC will fund the balance of project costs in accordance with their respective funding percentages of 66.67% and 33.33%. Enami is not required to provide funding toward the capital cost of QB2. Teck and SMM/SC intend to finance approximately US$2.5 billion of QB2 project costs by way of limited recourse project financing obtained from third party lenders and to contribute the balance of required funding in the form of subordinated shareholder loans to QBSA and subscriptions by JVco for common shares of QBSA. Teck is in advanced discussions with lenders concerning the terms of the proposed project financing.

Teck’s share of required equity funding is expected to come from cash on hand, cash flow and, if necessary, from its recently amended committed credit facility. In addition to increasing the committed size of the facility to US$4.0 billion from US$3.0 billion and extending the maturity to November 2023, the facility was also amended to release all subsidiary guarantees.

About the QB2 Project
The QB2 project is a long-life, low cost copper asset. Its large resource base provides great potential to significantly expand and extend the mine life beyond the current development. The deposit is open in several directions, with further resource expansion potential and a consistent grade profile. QB2 will produce clean copper and molybdenum concentrates. The project is expected to generate strong economic returns with C1 cash costs well inside the lower half of the cost curve, at US$1.28 per payable pound of copper produced for the first five full years. Sustaining capital is expected to be low due to the exceptionally low strip ratio, which averages just 0.44 tonnes of waste per tonne of ore mined in the first five full years and 0.70 over the life of mine. The low ratio of waste to ore results in low operating and equipment replacement costs, contributing to low all-in sustaining costs (“AISC”) of US$1.38 per payable pound of copper produced for the first five full years of mine life.

The social and environmental impact assessment for the QB2 project was approved in August 2018, and early field work commenced in September. The project scope includes the construction of a 143,000 tonne per day concentrator and related facilities, which are connected to a new port and desalination plant by 165 kilometre concentrate and desalinated water pipelines. Teck has agreed with SMM and SC to cover their share of the cost of power under the existing power purchase agreements in excess of QBSA’s needs until the earlier of the startup of the first grinding line in the mill or September 30, 2022. The target date for project completion and the start of commissioning and ramp up is the fourth quarter of 2021. Full production is expected in the middle of 2022.

Various aspects of the QB2 project have been optimized and updated based on additional technical and engineering work completed since the 2016 feasibility study, in anticipation of the decision to sanction the project. Capital and operating costs have been re-estimated. The capital cost for development of the project is now estimated at US$4.739 billion as of January 1, 2019 (in constant Q2 2017 dollars, not including working capital, escalation or interest during construction, and assuming a CLP/USD exchange rate of 625). Detailed engineering for the project is nearly 80% complete, and procurement is well advanced, increasing confidence in the capital cost estimate and construction schedule.

The QB2 project has a 28 year mine life and includes 199 million tonnes of inferred resources within the life of mine plan. The majority of this inferred material is not scheduled to be mined until late in the mine life and is displacing lower grade economic material within the pit. Teck refers to the planned development of the QB2 project that includes these inferred resources as the "Sanction Case". Key information regarding a reserve-only case is included in this news release for reference. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserve. Inferred resources are subject to greater uncertainty than measured or indicated resources and it cannot be assumed that they will be successfully upgraded to measured and indicated through further drilling. Based on Teck’s understanding of the deposit and history of resource to reserve conversion, the Sanction Case is regarded as a realistic and financeable development plan.

This mine plan is constrained by the current capacity of the tailings facility and exploits less than 25% of the total defined reserve and resource. Average annual copper equivalent production over the first five full years of operation is estimated at 316,000 tonnes. The significant resource outside the Sanction Case mine plan provides the potential for expansions in future years and the mine facilities have been designed with this in mind. All mineral resource and mineral reserve estimates in this news release are as at November 30, 2018.

Approximately 36,000 meters of additional drilling has been completed since the 2016 feasibility mine plan was developed. The results of 24,000 meters of that drilling have supported the reclassification of tonnage from inferred to measured and indicated resource categories, and have outlined significant additional inferred resources. The updated mineral reserve and resource estimates for the QB2 project, as at November 30, 2018, are set out in Appendix A. In addition, approximately 12,000 meters of additional drilling has been completed since the cut-off date for the Sanction Case mine plan. Teck currently expects the results of that drilling, when incorporated, will support further reclassification of additional tonnage from the inferred to the measured and indicated resource categories.

Estimated key project operating parameters, taking into account the inferred resources included in the design reserve pit (the Sanction Case) and excluding the inferred resources (the Reserve Case) are summarized in the following table.

	Sanction Case (includes inferred resources)	Reserve Case (excludes inferred resources)
Contained copper equivalent(1) production (tonnes per annum)
First Five Full Years	316,400	313,100
First Ten Full Years	306,900	303,000
Life of Mine(2)	278,500	256,300
Contained copper production (tonnes per annum)
First Five Full Years	289,500	286,200
First Ten Full Years	276,400	272,200
Life of Mine(2)	247,000	228,400
Strip ratio (tonnes waste: tonnes ore)
First Five Full Years	0.44:1	0.16:1
First Ten Full Years	0.61:1	0.33:1
Life of Mine(2)	0.70:1	0.41:1
C1 cash costs (US$ per pound)(3)
First Five Full Years	1.28	1.29
First Ten Full Years	1.30	1.31
Life of Mine(2)	1.37	1.47
All-in sustaining costs (US$ per pound)(4)
First Five Full Years	1.38	1.40
First Ten Full Years	1.37	1.38
Life of Mine(2)	1.42	1.53

Notes:
(1)	Copper equivalent production calculated assuming US$3.00/lb copper, US$10.00/lb molybdenum and US$18.00/oz silver without adjusting for payability
(2)	Life of Mine annual average figures exclude the first and last partial years of operations.
(3)	C1 cash costs are presented after by-product credits assuming US$10 per pound molybdenum and US$18 per ounce silver. C1 cash costs include stripping costs during operations.
(4)	Calculated as C1 cash costs after by-product credits plus sustaining capital requirements.

Estimated life of mine project economics on a 100% and Teck attributable basis for the Sanction Case and the Reserve Case across a range of copper prices are presented in the following table:

Sanction Case(1)
Copper price (US$ per pound)	$3.00	$3.25	$3.50
100% Project Basis
Net present value at 8% (US$ millions)(2)	2,426	3,293	4,152
Internal rate of return (%)(2)	14.1%	16.1%	17.9%
Annual EBITDA (US$ million per annum)
First Five Full Years	1,058	1,212	1,365
First Ten Full Years	998	1,145	1,291
Life of Mine(3)	854	985	1,115
Teck Attributable, Post Transaction
Net present value at 8% (US$ millions)(4)	2,114	2,641	3,161
Internal rate of return (%)(4)	18.8%	21.3%	23.7%
Internal rate of return – levered(5) (%)	29.9%	35.1%	40.0%
Payback from first production (years)	4.5	3.9	3.5

Reserve Case(1)
Copper price (US$ per pound)	$3.00	$3.25	$3.50
100% Project Basis
Net present value at 8% (US$ millions)(2)	2,030	2,867	3,695
Internal rate of return (%)(2)	13.5%	15.5%	17.5%
Annual EBITDA (US$ million per annum)
First Five Full Years	1,039	1,190	1,342
First Ten Full Years	973	1,117	1,262
Life of Mine(3)	740	861	982
Teck Attributable, Post Transaction
Net present value at 8% (US$ millions)(4)	1,873	2,386	2,884
Internal rate of return (%)(4)	18.3%	20.9%	23.3%
Internal rate of return – levered(5) (%)	29.2%	34.6%	39.5%
Payback from first production (years)	4.5	3.9	3.5

Notes:
(1)	Assumes US$10.00 per pound of molybdenum and US$18.00 per ounce of silver
(2)	As at January 1, 2019 on an unlevered, after-tax basis for a Chilean domiciled entity
(3)	Life of Mine annual average EBITDA figures exclude the first and last partial years of operations
(4)
As at January 1, 2019 on an unlevered, after-tax basis for a Chilean domiciled entity. Net present value and internal rate of return calculations reflect the US$800 million earn-in amount of the SMM/SC transaction and also Enami’s 10% non-funding interest, assuming an optimized capital structure. They do not give effect to any contingent consideration.

(5)
As at January 1, 2019 on a levered, after-tax basis for a Chilean domiciled entity, giving effect to US$2.5 billion of project financing. Net present value and internal rate of return calculations reflect the US$800 million earn-in amount of the SMM/SC transaction and also Enami’s 10% non-funding interest, assuming an optimized capital structure. They do not give effect to any contingent consideration.

The scientific and technical information regarding the QB2 project was prepared under the supervision of Rodrigo Marinho, P. Geo, who is an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument 43-101.

Rothschild & Co. and TD Securities Inc. have acted as financial advisors to Teck in connection with this transaction.

Conference Call
The company will hold an investor conference call to discuss the QB2 project and the transaction at 8:00 a.m. Eastern time / 5:00 a.m. Pacific time on Tuesday, December 4, 2018. The conference call dial-in is 416.340.2218 or toll free 800.377.0758, no passcode required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com. The recording of the live audio webcast will be available from 8:00 a.m. Pacific time December 3, 2018 on Teck’s website at www.teck.com.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements regarding the prospects for completion of the sale of an interest in Teck’s QB2 project, Teck’s strategy of measured growth and ability or intention to return capital to shareholders (including any statements regarding a return to capital at closing), the estimated capital cost of QB2 and amount of Teck’s portion thereof, expectation that Teck’s equity funding will not be required until late 2020, amount of contingent payments in the transaction, Teck’s projections and expectations regarding QB2 mine life and copper production and costs, statements and expectations regarding expansion and optimization of the project and property, (including but not limited to the statements that it has major expansion potential, including the option to at least double production to become a top five global copper producer), Teck’s projected IRR and expected EBITDA,  ability to secure project financing, and the statements concerning construction schedule, budget and outlook for the QB2 project generally.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, changes in general economic conditions or commodity prices, unanticipated operating, permitting or construction issues including withdrawal or suspension of permits, unanticipated geotechnical conditions or other factors affecting construction plans and budgets including supplier, transportation, logistics or labour issues, adverse weather or natural disaster, community unrest, access issues, failure of plant and equipment, disruption of financial markets, delays or problems in receiving regulatory approvals, or other circumstances interfering with the Quebrada Blanca sale transaction. Capital cost estimates are based on assumptions described in this news release and exclude escalation; actual capital costs will depend on a number of factors, including actual foreign exchange rates and escalation, and exclude a number of items, and funding requirements therefore will likely be higher than the US$4.739 billion estimated capital cost.  Contingent payments are dependent on meeting the conditions to payment in the required time frames.  All QB2 projections and economics depend on the project being completed in accordance with our current budget and timeline expectations, and will likely be negatively affected by any deviation from either and such deviations could be material. The ability to obtain project financing is affected by several factors, including credit markets and the ability to satisfy certain criteria imposed by the lending institutions. All Sanction Case projections included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the inferred resources will be economic.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or implied by our forward-looking statements. Certain of these risks are described in more detail in the Annual Information Form of Teck and in its public filings with Canadian securities administrators and the US Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as maybe required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Sumitomo Metals Mining Co., Ltd. (SMM)
SMM, founded in 1590, aspires to be a global leader in non-ferrous metals focused on copper, gold and nickel, with its integrated operations of three core business sectors, mineral resources, smelting and refining, and battery materials.

About Sumitomo Corporation (SC)
SC is a global trading and business investment company with 109 locations in 65 countries. The entire SC Group consists of more than 900 companies.

Teck North American Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Teck South American Media Contact:
Pamela Chait
Gerente Asuntos Corporativos
+56 224645422
pamela.chait@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Appendix A
Reserve and Resource Estimates

Mineral resources are reported separately from, and do not include that portion of mineral resources converted to, mineral reserves.

QB2 Mineral Reserve within Sanction Case mine design pit(1)(2)
Category	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)	Silver Grade (ppm Ag)
Proven	408,600	0.54	0.019	1.47
Probable	793,400	0.51	0.021	1.34
Total	1,202,000	0.52	0.020	1.38

QB2 Mineral Resource going to mill within sanction mine design pit(2)(3)
Category	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)	Silver Grade (ppm Ag)
Inferred	199,300	0.53	0.022	1.21

QB2 Mineral Resource outside sanction mine design pit(2)(3)
Category	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)	Silver Grade (ppm Ag)
Measured	36,200	0.42	0.014	1.23
Indicated	1,436,200	0.40	0.016	1.13
Total M-I	1,472,400	0.40	0.016	1.14
Inferred	3,194,300	0.37	0.017	1.13

Notes:
(1)
Mineral reserves are constrained within an optimized pit shell and scheduled using a variable grade cut-off approach based on NSR cut-off US$18.95/t over the planned life of mine. The life-of-mine strip ratio is 0.70.

(2)
Both mineral resource and mineral reserve estimates assume long-term commodity prices of US$3.00/lb Cu, US$9.40/lb Mo and US$18.00/oz Ag and other assumptions that include: pit slope angles of 30–44º, variable metallurgical recoveries that average approximately 91% for Cu and 74% for Mo and operational costs supported by the Feasibility Study as revised and updated.

(3)
Mineral resources are reported using a NSR cut-off of US$11.00/t outside of the reserves pit. Mineral resources include inferred resources within the reserves pit at a US$ 18.95/t NSR cut-off and also include 23.8 million tonnes of hypogene material grading 0.54% copper that has been mined and stockpiled during existing supergene operations.

QB2 Mineral Reserve within Reserve Case mine design pit(4)5)
Category	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)	Silver Grade (ppm Ag)
Proven	476,200	0.51	0.018	1.40
Probable	923,800	0.47	0.019	1.25
Total	1,400,000	0.48	0.018	1.30

QB2 Mineral Resource outside reserve case mine design pit(5)(6)
Category	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)	Silver Grade (ppm Ag)
Measured	36,200	0.42	0.014	1.23
Indicated	1,558,000	0.40	0.016	1.14
Total	1,594,200	0.40	0.016	1.14
Inferred	3,125,200	0.38	0.018	1.15

Notes:
(4)
Mineral reserves are constrained within an optimized pit shell and scheduled using a variable grade cut-off approach based on NSR cut-off US$13.39/t over the planned life of mine. The life-of-mine strip ratio is 0.41.

(5)
Both mineral resource and mineral reserve estimates assume long-term commodity prices of US$3.00/lb Cu, US$9.40/lb Mo and US$18.00/oz Ag and other assumptions that include: pit slope angles of 30–44º, variable metallurgical recoveries that average approximately 91% for Cu and 74% for Mo and operational costs supported by the Feasibility Study as revised and updated.

(6)
Mineral resources are reported using a NSR cut-off of US$11.00/t and include 23.8 million tonnes of hypogene material grading 0.54% copper that has been mined and stockpiled during existing supergene operations.